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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

BlackRock Fund Investors III
(Name of Issuer)

Shares of Beneficial Interest, par value $.01 per share
(Title of Class of Securities)

Applied for
(CUSIP Number)   091913509

Terry Blaney
Washington State Investment Board
2424 Heritage Court S.W.
P.O. Box 40916
Olympia, WA   98504-0916
360-664-8284
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the
following box    /  /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Appplied for
CUSIP No.  091913509

1.   NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Washington State Investment Board
91-6019017

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) / /
(b) /x/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS   2(d) or 2(e) / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

4,031.59
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8.   SHARED VOTING POWER

None

9.   SOLE DISPOSITIVE POWER

4,031.59

10.  SHARED DISPOSITIVE POWER

None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,031.59

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.12%

14.  TYPE OF REPORTING PERSON*

EP
Item 1.  Security and Issuer.

     This Schedule 13D relates to shares of beneficial interest, par value $.01 per share (the "Shares"), of BlackRock Fund Investors, III (the "Issuer"), a Delaware business trust whose principal executive office is located at 345 Park Avenue, New York, NY 10154.

Item 2.  Identity and Background.

     (a)-(c), (f). This statement is filed by the Washington State Investment Board (the "Reporting Person") which is a state executive branch agency having the responsibility to manage and invest the assets of state retirement, insurance and permanent funds. The business address of the Reporting Person is 2424 Heritage Court SW, P. O. Box 40916, Olympia, WA 98504-0916.

     (d)-(e).  None
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Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person acquired 4,031.59 Shares from the Issuer on March 30, 1995 at a cost of $4,031,591.13 which was provided from the assets of the state funds managed by the Reporting Person.

Item 4.  Purpose of Transaction.

     The acquisition of Shares described in Item 3 was made by the Reporting Person for investment purposes. An employee of the Reporting Person is a member of the Board of Trustees of the Issuer.

     The Reporting Person has no current intention to acquire additional Shares other than pursuant to its obligations under the Subscription Agreement with the Issuer incorporated herein by reference to Exhibit 1 or to dispose of any Shares. Notwithstanding the foregoing, the Reporting Person may, at any time or from time to time, acquire additional Shares in any other manner or, subject to the terms of such Subscription Agreement or the Issuer's Declaration of Trust, dispose of any or all of the Shares beneficially owned by it, or continue to hold such Shares, as it may deem advisable. Any decision with regard to acquisitions, dispositions or holding of Shares will depend upon circumstances existing from time to time, many of which are beyond the Reporting Person's control, including general economic and market conditions.

     Although the foregoing reflects the current intentions of the Reporting Person, such intentions are subject to change at any time. Except as set forth above, the Reporting Person does not have any plans or proposals which would result in or relate to any of the transactions described in Paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

     (a) The Reporting Person acquired 4,031.59 Shares from the Issuer on March 30, 1995 constituting 43.12% of the Shares outstanding on such date.
     (b)  The Reporting Person has the sole power to vote the Shares.
     (c) The Reporting Person has not engaged in any other transactions in the Shares within the past sixty days.
     (d)  None.
     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
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     Except as described in Item 4 above, the Reporting Person has no contracts, arrangements or understandings with respect to any securities of the Issuer. The Subscription Agreement referred to in Item 4 sets forth certain of the terms and conditions of the sale of Shares to the Reporting Person and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

                      1.   Form of Subscription Agreement.

This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 1995

WASHINGTON STATE INVESTMENT BOARD



By: /s/ Terry Blaney
Signature
Name: Terry Blaney
Title: Senior Investment Officer-Alternative Investments
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